UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of

The Securities Exchange Act of 1934

(Mark one)

☒	FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 14, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from              to             .

Commission files number 1-5761

A.	Full title of plan and address of the plan, if different from that of the issuer named below:

The LaBarge, Inc. Employee Savings Plan

B.	Name of the issuer of securities held pursuant to the plan and the Address of its principal executive offices:

LaBarge, Inc.

9900 Clayton Road

St. Louis, MO 63124

This filing has 18 pages

REQUIRED INFORMATION

1)	Financial Statements.

2)	Exhibits:

•	23 – Consent of Independent Registered Public Accounting Firm, Brown Smith Wallace LLC.

3)	Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting Disclosures under ERISA have been Omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the LaBarge, Inc. Employee Savings Plan Administrative Committee has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

Date: June 11, 2012

The LaBarge, Inc. Employee Savings Plan
(Full Title of Plan)

By:	/s/ ROSE ROGERS
Rose Rogers
Vice President of Human Resources &
Organizational Development

By:	/s/ TIMOTHY G. LoGRASSO
Timothy G. LoGrasso
Plan Administrator

LABARGE, INC. EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS

WITH

INDEPENDENT AUDITORS’ REPORT

FOR PERIOD ENDED DECEMBER 14, 2011 AND

FOR YEAR ENDED DECEMBER 31, 2010

LABARGE, INC. EMPLOYEE SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Participants of the LaBarge, Inc. Employee Savings Plan and

The Plan Administration Committee of Ducommun, Inc.

We have audited the accompanying statements of net assets available for benefits of LaBarge, Inc. Employee Savings Plan (the Plan) as of December 14, 2011 and December 31, 2010, and the related statement of changes in net assets available for benefits for the period ended December 14, 2011 and the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of LaBarge, Inc. Employee Savings Plan as of December 14, 2011 and December 31, 2010, and the changes in its net assets available for benefits for the period ended December 14, 2011 and the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

St. Louis, Missouri
June 11, 2012

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND AN INDEPENDENT FIRM

ASSOCIATED WITH THE NORTH AMERICAN REGION OF MOORE STEPHENS INTERNATIONAL LIMITED

KNOWN INTERNATIONALLY AS MOORE STEPHENS BROWN SMITH WALLACE, LLC

LABARGE, INC. EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 14, 2011 and December 31, 2010

	2011	2010
Assets
Investments, at fair value:

Registered investment company shares	$—	$25,928,410

Money market accounts	—	3,259,705

LaBarge, Inc. common stock	—	12,317,226

	—	41,505,341

Receivables:

Other	—	34,473

Notes receivable from participants	—	1,205,954

Total receivables	—	1,240,427

Total assets	—	42,745,768

Liabilities

Accrued expenses	—	2,175

Net Assets Available for Benefits	$—	$42,743,593

See accompanying notes to financial statements.

LABARGE, INC. EMPLOYEES SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Period ended December 14, 2011 and Year ended December 31, 2010

	2011	2010

Additions:

Income:

Dividend and interest investment income	$700,233	$585,602

Interest from notes receivable from participants	52,637	57,506

Net appreciation in fair market value of investments	133,083	5,728,549

Total income	885,953	6,371,657

Contributions:

Participant	3,134,526	2,827,688

Employer	572,560	292,122

Total contributions	3,707,086	3,119,810

Total additions	4,593,039	9,491,467

Deductions:

Participant distributions	(9,136,946)	(1,741,223)

Administrative expenses	(44,766)	(54,540)

Total deductions	(9,181,712)	(1,795,763)

(Decrease)/increase in net assets available for benefits	(4,588,673)	7,695,704

Net assets available for benefits:

Beginning of year	42,743,593	30,655,151

Transfer of assets into Plan (See note 10)	—	4,392,738

Transfer of assets from Plan (See note 1)	(38,154,920)	—

End of year	$—	$42,743,593

See accompanying notes to financial statements.

LABARGE, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 14, 2011 and December 31, 2010

(1)	Description of the Plan

The following description of LaBarge, Inc. Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan sponsored by LaBarge, Inc. (the “Company”) covering substantially all employees immediately and is subject to the provisions of ERISA.

Effective December 14, 2011, the Plan was merged into the Ducommun 401(k) Plan (“Merged Plan”). Management has elected to use December 14, 2011 as the measurement date for these financial statements. The net assets available for benefits were transferred to the Merged Plan as of the effective date.

(b)	Contributions

Employees may elect to contribute, on a pre-tax basis, the lesser of 60% of covered compensation, or $16,500, whichever is less, in 2011 and 2010 in various investment funds of the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Effective May 1, 2009 the Plan temporarily suspended contributions of the Company match portion of the Plan. The Company match was reinstated with the July 9, 2010 payroll. The Company contributes an amount equal to 50% of the first $25 per month of employee contributions plus 25% of the employee contribution in excess of $25. The Company provided matching contributions on amounts contributed up to 8% of the participant’s compensation. The Company matching contributions were invested in LaBarge, Inc. common stock and are restricted from being transferred to other Plan funds until the employee completes three years of service. In April 2011 following the acquisition of LaBarge, Inc. by Ducommun, Inc., the common shares of LaBarge, Inc. held in the Company common stock fund were converted to common shares of Ducommun, Inc. and the fund was closed to new contributions. In June 2011 the Company matching contributions were no longer invested in common stock, but rather in participants’ individual investment allocations.

Each year the Company may also, at its option, contribute an additional discretionary amount as determined by the Company’s Board of Directors as a profit-sharing contribution. There were no discretionary profit-sharing contributions for 2011 or 2010.

(c)	Participants’ Accounts

Each participant account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of the Company’s discretionary profit-sharing contribution and fund earnings, net of administrative expenses. Allocations are based upon covered compensation or account balances, as defined in the Plan agreement.

Participants may transfer amounts between any funds other than the LaBarge, Inc. Common Stock Fund during any business day of the year. A transfer must equal a minimum of $250 or 100% of the participant’s fund account balance for balances less than $250. The Trustee records these transfers in the participant’s account and reinvests the amounts to reflect these changes. At year-end, the investments are presented net of any transfers in process as directed by the participants.

LABARGE, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 14, 2011 and December 31, 2010

A participant’s interest in transfers and trading activity in the LaBarge Common Stock Fund is measured in actual shares of LaBarge, Inc. Common Stock Fund that are allocated to the participant’s account.

(d)	Vesting

Participants are vested immediately in their contributions plus any earnings thereon. Participants are fully vested with respect to a month for employer matching contributions if that participant is employed by the Company on the last day of such month. Upon a participant’s attainment of his/her normal retirement date (65th birthday), or upon death or total disability, his/her entire account balance as of the most recent valuation date will become 100% vested. In the event a participant terminates employment, vesting in the Company’s profit-sharing contribution allocated to the participant’s account is 100% after five full years of continuous service.

(e)	Notes Receivable from Participants

Participants are allowed to borrow a portion of their account balance. The minimum loan is $1,000 and the maximum amount is the lesser of one-half of the participant’s vested account balance or $50,000 reduced by the highest outstanding loan balance in the participant’s account during the prior twelve month period. All participant loans from plans maintained by the Company will be considered for purposes of determining the maximum amount of the participant’s loan. Up to 50% of the participant’s vested account balance may be used as collateral for any loan.

(f)	Payment of Benefits

Upon termination or retirement of service, a participant’s account is distributed in the form of a lump-sum payment or installment payments over a period of time. Distributions may be deferred until age 70-1/2 at the participant’s election if the account balance is not less than $1,000.

The Plan was amended in September 2010 to allow hardship withdrawals. The Company hereby directs the third party administrator to collect information electronically from participants and use the information to process hardship withdrawals under the Plan. Assets are to be distributed from participant accounts as employer approved eCertified hardship withdrawals pursuant to Section 10.05 of the Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

LABARGE, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 14, 2011 and December 31, 2010

(c)	Investments

Participants may elect to have a portion of their account balances invested in the following separate investment funds within the Plan:

•	LaBarge, Inc. Common Stock Fund, which shall be exclusively invested in common stock of the Company;

•	Fidelity Retirement Money Market Fund, which seeks to obtain as high a level of current income as is consistent with the preservation of capital and liquidity;

•

Fidelity Equity-Income Fund, which seeks reasonable income. The fund will also consider the potential for capital appreciation. Seeks a yield that exceeds the yield on the securities comprising the Standard and Poor’s 500 Index;

•	Fidelity Low-priced Stock Fund, which seeks capital appreciation;

•	Fidelity Contrafund, which seeks capital appreciation;

•	Fidelity Fifty Fund, which seeks capital appreciation;

•	Fidelity Diversified International Fund, which seeks capital growth;

•	Fidelity Select Consumer Discretionary Portfolio, which seeks capital appreciation;

•	Fidelity Select Financial Services Fund, which seeks capital appreciation;

•	Fidelity Select Health Care Fund, which seeks capital appreciation;

•	Fidelity Select Natural Resources Fund, which seeks capital appreciation;

•	Fidelity Select Technology Fund, which seeks capital appreciation;

•	Fidelity Select Utilities Growth Fund, which seeks capital appreciation;

•	Fidelity Freedom Income Fund, which seeks high current income and, as a secondary objective, capital appreciation;

•	Fidelity Freedom 2000 Fund, which seeks high total return;

•	Fidelity Freedom 2005 Fund, which seeks high total return;

•	Fidelity Freedom 2010 Fund, which seeks high total return;

•	Fidelity Freedom 2015 Fund, which seeks high total return:

•	Fidelity Freedom 2020 Fund, which seeks high total return;

•	Fidelity Freedom 2025 Fund, which seeks high total return;

•	Fidelity Freedom 2030 Fund, which seeks high total return;

•	Fidelity Freedom 2035 Fund, which seeks high total return;

LABARGE, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 14, 2011 and December 31, 2010

•	Fidelity Freedom 2040 Fund, which seeks high total return;

•	Fidelity Freedom 2045 Fund, which seeks high total return;

•	Fidelity Freedom 2050 Fund, which seeks high total return;

•	Davis NY Venture Fund, Inc. - Class A, which seeks long-term capital appreciation;

•	Fidelity Emerging Markets Fund, which seeks capital appreciation;

•	PIMCO Long-term U.S. Government A Fund, which seeks to provide high current income by investing in high-quality, longer-maturity bonds;

•	Alliance/Bernstein Small Mid Cap Value Fund, which seeks to provide long term growth in capital.

•	Franklin Mutual Beacon Fund Class A, which seeks to provide capital appreciation with income as a secondary objective.

•	Oppenheimer Developing Market Class A, which seeks to provide capital appreciation.

•	Oakmark Equity & Income I Fund, which seeks high current income and preservation and growth of capital;

•	Spartan U.S. Equity Index Fund, which seeks investment results corresponding to the total return (capital changes and income) of common stocks publicly traded in the U.S.;

•	Spartan Extended Market Index Fund - Investor Class, which seeks to provide investment results that correspond to the total returns of stocks of small to mid-cap U.S. Companies;

•	RS Partners Fund Class A, which seeks to provide long-term growth. The fund seeks to increase shareholder capital over the long term.

•	RS Value Fund - Class A, which seeks to provide long-term growth.

The Fidelity Funds (excluding the Fidelity Retirement Money Market Fund), RS Partners Fund Class A, PIMCO, Oakmark, Spartan, Davis NY, Alliance/Bernstein, and the Ariel Appreciation Funds (all invest in registered investment company shares), and the LaBarge, Inc. Common Stock Fund are stated at fair market value, as determined by quoted market price. The fair market value of the Company’s common stock is determined based on the quoted market value of the stock on the last day of trading for the period. The Fidelity Retirement Money Market Fund is valued at cost plus interest, which approximates fair value. The appreciation (depreciation) in fair value of investments of the Plan represents the change in the difference between market value and cost of the investments during the year and realized gains or losses on the sale of investments.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of investments are recorded on a trade-date basis.

(d)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. Participant loans are valued at their outstanding balances, which approximates fair value.

LABARGE, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 14, 2011 and December 31, 2010

(e)	Trust Fund Managed by the Trustee

Under the terms of a trust agreement, the Trustee manages a trust fund on behalf of the Plan. The investments and changes therein of this trust fund have been reported to the Plan by the Trustee.

(f)	Payment of Benefits

Benefits are recorded when paid.

(g)	Administrative Charges

The Plan gives the Company the option of paying all administrative expenses or charging them to the Plan. All expenses incidental to the operation and management of the Plan have been paid by the Plan except for annual testing fees which are paid by the Company.

(3)	Investments

The following table presents investments. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	December 14,	December 31,
	2011	2010

Investments at fair value as determined by quoted market price:
Registered Investment Companies Value:
Fidelity Diversified International Fund	$—	$2,011,454
Fidelity Freedom Fund	—	2,040,063
Spartan U.S. Equity Index Fund	—	2,285,008
Other	—	19,591,885
LaBarge, Inc. Common Stock Fund*	—	12,317,226

	—	38,245,636

Investments at fair value:
Fidelity Retirement Money Market Fund	—	3,259,705

Total investments	$—	$41,505,341

*	Reference Note 4 – Contains Nonparticipant-Directed investments.

LABARGE, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 14, 2011 and December 31, 2010

During the years ended December 31, 2011 and 2010, Plan investments (including gains and losses on investments bought, sold, and held during the year) appreciated in value by $133,083 in 2011 and appreciated in value by $5,728,549 in 2010, as follows:

	Period Ended December 14	Year Ended December 31
	2011	2010
Registered Investment Companies Value	$(2,585,062)	$2,721,543
LaBarge, Inc. Common Stock Fund	2,718,145	3,007,006

	$133,083	$5,728,549

(4)	LaBarge, Inc. Common Stock Fund

Information about net assets and the significant amounts of the changes in net assets relating to the participant directed and nonparticipant directed investments in the LaBarge, Inc. Common Stock Fund are included in the following information.

	Period Ended December 14	Year Ended December 31
	2011	2010
LaBarge, Inc. Common Stock, beginning of year	$12,317,226	$9,750,537
Net appreciation in fair value	2,718,143	3,007,006
Employer and participant contributions	330,015	412,113
Participant reallocations	(15,363,888)	(850,077)
Administrative expenses	(1,496)	(2,353)

LaBarge, Inc. Common Stock, end of year	$—	$12,317,226

LABARGE, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 14, 2011 and December 31, 2010

(5)	Fair Value Measurements

Financial Accounting Standard Board Accounting Standards Codification (“ASC”) 820 Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the quoted market price of shares held by the Plan at year end.

LABARGE, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 14, 2011 and December 31, 2010

The following table set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

		Fair Value Measurements at Reporting Date Using:
Description	Balance 12/31/2010	Quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual Funds:
Small Cap	$201,512	$201,512	$—	$—
Mid Cap	5,104,449	5,104,449	—	—
Large Cap	3,792,194	3,792,194	—	—
International	3,957,490	3,957,490	—	—
Money Market	3,259,705	3,259,705	—	—
Balanced Hybrid	1,259,679	1,259,679	—	—
Specialty	1,708,994	1,708,994	—	—
Bond	2,454,051	2,454,051	—	—
Lifecycle	7,450,041	7,450,041	—	—
Common Stock	12,317,226	12,317,226	—	—

Total	$41,505,341	$41,505,341	$—	$—

LABARGE, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 14, 2011 and December 31, 2010

(6)	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Plan administrator by a letter dated March 15, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 14, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(7)	Related-Party Transactions

Certain Plan investments are in funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment administration services amounted to $44,766 and $54,540 for the years ended December 31, 2011 and 2010, respectively. Additionally, Plan investments include shares of LaBarge, Inc. common stock. LaBarge, Inc. is the Plan sponsor, as defined by the Plan, and therefore, these transactions qualify as party in interest transactions. These party-in-interest transactions are allowable under ERISA regulations. On various dates during 2011 and 2010, the Plan purchased 19,495 and 32,492 shares of the Company’s common stock at fair market value at prices ranging from $13.50 to $19.26 and $10.11 to $16.67 per share for investment in the Plan’s LaBarge Common Stock Fund.

The market value of the investment in the LaBarge Inc. Common Stock Fund was valued at $0 and $15.71 per share at December 14, 2011 and December 31, 2010, respectively.

LABARGE, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 14, 2011 and December 31, 2010

(8)	Reconciliation of Financial Statements to Form 5500 for Administrative Expenses

The following is a reconciliation of administrative expenses per Form 5500 to the financial statements:

	2011	2010
Cash basis expenses per Form 5500	$46,941	$59,265
Less accrued expenses at beginning of plan year	(2,175)	(6,900)
Add expenses incurred but not paid as of plan year-end	—	2,175

Financial statement administrative expenses	$44,766	$54,540

	Period Ended December 14	Year Ended December 31
	2011	2010
Liabilities per Form 5500	$—	$—
Add liabilities incurred but not paid as of plan year-end	—	2,175

Financial statement liabilities	$—	$2,175

(9)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(10)	Transfer of Assets from Pensar Electronic Solutions LLC 401(k) Plan

On January 4, 2010, the Plan assets of Pensar Electronic Solutions LLC 401(k) amounting to $4,392,738 were transferred to the LaBarge, Inc. Employee Savings Plans subsequent to the merger that occurred between Pensar Electronic Solutions LLC and LaBarge, Inc.